UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 4, 2004

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

In Step

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIBF

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL’S SECOND QUARTER REVENUES INCREASE 52.4%; EARNINGS UP 11.3%

Improved margins through balance of year expected to create stronger second half

Montreal, August 4, 2004 — Dorel Industries Inc. (TSX: DII.A, DII.B; NASDAQ: DIIB) today released results for the second quarter ended June 30, 2004. Net earnings increased 11.3 % to US$ 18.1 million or US$ 0.55 per share compared with US$ 16.3 million or US$ 0.50 per share earned in the second quarter a year ago. Revenues for the period were in line with expectations at US$ 403.5 million compared to 2003 second quarter revenues of US$ 264.7 million.  Six month earnings were US$ 37.7 million or US$ 1.15 per share compared with US$ 35.5 million or US$ 1.10 per share a year ago. Year-to-date revenues were US$ 795.4 million, up 46.8 % from last year’s US$ 541.6 million.

As previously announced, full year earnings per share are expected to be between US$ 3.00 and US$ 3.15, an approximate 30 % to 35 % increase over the US$ 2.32 per share earned in 2003. The Company is still expecting 2004 revenues of between US$ 1.6 and US$ 1.8 billion.

Summary of Financial Highlights
Second quarter ended June 30
All figures in thousands of US $
	2004	2003	Change %
Total revenues	403,527	264,741	52.4%
Net income	18,103	16,261	11.3%
Per share - Basic	0.55	0.51	7.8%
Per share - Diluted	0.55	0.50	10.0%

Average number of shares outstanding -
diluted weighted average	32,955,200	32,422,777

Summary of Financial Highlights
Six months ended June 30
All figures in thousands of US $
	2004	2003	Change %
Total revenues	795,373	541,626	46.8%
Net income	37,706	35,510	6.2%
Per share - Basic	1.15	1.12	2.7%
Per share - Diluted	1.15	1.10	4.5%

Average number of shares outstanding -
diluted weighted average	32,921,590	32,317,008

Juvenile

Juvenile revenues were up 6.9% to US$ 179.6 million during the second quarter compared to US$ 168.0 million during the corresponding period a year ago. Earnings from operations for the second quarter decreased 32.3% to US$ 11.9 million from US$ 17.5 million last year. For the first half of 2004, revenues climbed 15.7% to US$ 386.2 million from US$ 333.9 million. Earnings from operations were down 17.1% to US$ 30.2 million from US$ 36.5 million last year.

The Juvenile segment’s year-to-date revenue increase was due to organic revenue growth, a stronger euro and the contribution of an extra month’s revenues from Ampafrance in Europe. Revenue grew 12 % in North America and was all organic. In Europe, revenues have increased 21 % over last year.

Higher costs of raw materials in North America, principally in plastic resin and steel, negatively affected margins. Margins in Europe remained consistent with both the first quarter and the prior year where raw material cost increases were offset by improvements at the Company’s operations in Holland and the United Kingdom.

In light of these higher costs, earnings guidance for the juvenile segment is being reduced from between 10 % and 11 % of revenues to between 7.5 % and 8.5%. Revenues are expected to remain at between US$ 750 and US$ 800 million.

Home Furnishings

Second quarter revenues grew 25.8 % to US$ 121.7 million from US$ 96.8 million a year ago. Earnings from operations were down 54 % to US$ 6.4 million from last year’s US$ 13.8 million. For the six months, revenues were up 21.8 % to US$ 253.1 million from US$ 207.8 million, while earnings from operations decreased 47.7 % to US$ 15.4 million from last year’s US$ 29.4 million.

Revenue growth occurred in all three of the Home Furnishing divisions, Ameriwood, Cosco Home & Office and Dorel Asia. However, higher raw material costs substantially reduced earnings from the prior year. The rising cost of particle board seen in the first quarter of 2004 continued into June, reducing margins at Ameriwood, the segment's Ready-to-Assemble furniture producer.  The Home Furnishings segment also experienced pricing pressure on steel, used in futons and for hardware, and on corrugated cardboard used for packaging.

Price increases have now gone into effect at certain major RTA furniture customers.  Due to the lag between the initial impact of higher costs and the successful implementation of increases, the new pricing did not offset costs in the second quarter but is expected to improve earnings in the second half of the year.

Earnings from operations as a percentage of sales are now expected to be between 8.5 % and 9.5 % as opposed to 11 % to 12%.

Recreational/Leisure

Revenues for the second quarter, the first full quarter to include Pacific Cycle results, were US$ 102.2 million. Pacific Cycle was acquired in February 2004. Earnings from operations were US$ 12.6 million. For the five months of 2004, revenues were
US$ 156.1 million while earnings from operations were US$ 19.1 million.

The success of the Sting Ray bicycle introduced in 2004 is above expectations. While a lack of supply hindered sales in the first half of the year, this has been rectified and a strong second half is expected. As a result, the initial guidance of earnings from operations is being increased slightly to between 12 % and 13 % of sales from the prior 11.5 % to 12.5%. Sales of between US$ 335 million and US$ 375 million are still anticipated for the 11 months of 2004.

Other

The Company’s year-to-date income tax rate has decreased from 29.4 % in 2003 to 12.2 % in 2004. The 2004 tax rate was originally expected to be in the range of 20%. However, lower than expected pre-tax earnings have had the impact of lowering the expected full year tax rate to approximately 12%. To adjust the year-to-date tax rate to that level, the tax rate booked in the second quarter is 7.2%. Should all assumptions and expected results remain the same, the tax rate for the second half of the year should remain in the 12 % range.

Outlook

Dorel President and CEO, Martin Schwartz, stated that the Company is continuing to command higher market share in its various divisions. Despite a soft economy in Europe, which has dampened demand, profitability at Dorel Juvenile Group Europe is expected to be better than last year’s results. “We anticipate a stronger second half with new juvenile product introductions, particularly in Europe, and ramped up production of the extremely successful Sting Ray bicycle. We believe the Sting Ray will be a very popular Christmas gift item this year. Overall, we are confident of a stronger second half with margins improving throughout the balance of the year.”

CONFERENCE CALL

Dorel Industries Inc. will hold a conference call to discuss these results today at 1:30 P.M. Eastern Time. Interested parties can join the call by dialling (514) 807-8791 (Montreal or overseas) or (800) 814-4861 (elsewhere in North America). The conference call can also be accessed via live webcast at www.newswire.ca or www.q1234.com. If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21055301# on your phone. This tape recording will be available on Wednesday, August 4 as of 3:30 P.M. until 11:59 P.M. on Wednesday, August 11.

Complete financial statements will be available on the Company's website, www.dorel.com, and will be available through the SEDAR and EDGAR websites.

Profile

Dorel is a global consumer products company which designs, manufactures or sources, markets and distributes a diverse portfolio of powerful product brands, marketed through its Juvenile, Home Furnishings, and Recreational/Leisure segments. US operations include the Dorel Juvenile Group USA, which incorporates the Cosco and Safety 1st brands; Ameriwood Industries, Cosco Home & Office; and Pacific Cycle, which includes the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands. In Canada, Dorel operates Dorel Juvenile Group Canada, Ridgewood Industries and Dorel Home Products. The Dorel Juvenile Group Europe carries out activities throughout Europe, under the Maxi-Cosi, Quinny, Safety 1st, Bébé Confort, Babidéal, MonBébé and Baby Relax brands. Dorel Asia sources and imports home furnishings. Dorel employs approximately 5,000 people in fourteen countries. 2003 sales were US$1.2 billion. 2004 sales are expected to be between US$1.6 – US$1.8 billion.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

As at June 30, 2004 (unaudited)	As at December 30, 2003 (audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	27,075	13,877
Funds held by ceding insurer	9,721	6,803
Accounts receivable	217,881	210,905
Inventories	267,178	207,371
Prepaid expenses	11,778	10,719
Future income taxes	5,598	9,184

	539,241	458,859

CAPITAL ASSETS	153,744	147,837
GOODWILL	658,425	380,535
DEFERRED CHARGES	19,315	18,501
INTANGIBLE ASSETS	85,130	85,448
FUTURE INCOME TAXES	7,860	8,382
OTHER ASSETS	10,504	10,995

1,474,219	1,110,557

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	2,022	764
Accounts payable and accrued liabilities	334,712	253,145
Income taxes payable	1,748	2,037
Balance of sale payable	7,494	-
Current portion of long-term debt	6,008	7,758

351,983	263,704

LONG-TERM DEBT	521,944	282,421

PENSION OBLIGATION	13,914	13,818

BALANCE OF SALE	15,735	2,314

FUTURE INCOME TAXES	39,807	45,148

OTHER LONG-TERM LIABILITIES	7,148	8,266

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	159,478	156,274
RETAINED EARNINGS	325,289	287,583
CUMULATIVE TRANSLATION ADJUSTMENT	38,921	51,029

523,688	494,886

1,474,219	1,110,557

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

Second quarter ended		Six months ended
June 30, 2004 (unaudited)	June 30, 2003 (unaudited)	June 30, 2004 (unaudited)	June 30, 2003 (unaudited)

Sales	398,810	263,427	787,247	539,746

Licensing and commission income	4,717	1,314	8,126	1,880

TOTAL REVENUE	403,527	264,741	795,373	541,626

EXPENSES
Cost of sales	312,540	188,437	608,453	390,934
Operating	53,313	39,972	108,456	74,713
Amortization	8,469	7,039	17,421	14,302
Research and development costs	1,978	2,057	3,676	3,817
Interest on long-term debt	7,380	4,202	13,938	7,313
Other interest	334	264	497	260

384,014	241,971	752,441	491,339

Income before income taxes	19,513	22,770	42,932	50,287

Income taxes	1,410	6,509	5,226	14,777

NET INCOME	18,103	16,261	37,706	35,510

EARNINGS PER SHARE:
Basic	0.55	0.51	1.15	1.12

Diluted	0.55	0.50	1.15	1.10

SHARES OUTSTNDING:
Basic – weighted average	32,712,577	31,688,074	32,679,375	31,581,570

Diluted – weighted average	32,955,200	32,422,777	32,921,590	32,317,008

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

Second quarter ended		Six months ended
June 30, 2004 (unaudited)	June 30, 2003 (unaudited)	June 30, 2004 (unaudited)	June 30, 2003 (unaudited)

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income from continuing operations:	18,103	16,261	37,706	35,510
Adjustments for:
Amortization	8,469	7,039	17,421	14,302
Future income taxes	(82)	47	(1,233)	(22)
Funds held by ceding insurer	(2,884)	(949)	(2,917)	(949)
Loss (gain) on disposal of capital assets	329	(333)	329	(464)

23,935	22,065	51,306	48,377

Changes in non-cash working capital:
Accounts receivable	42,252	26,643	22,614	9,032
Inventories	(17,874)	(13,531)	(10,557)	(9,815)
Prepaid expenses	(1,219)	(977)	1,742	(1,364)
Accounts payable and accrued liabilities	(7,782)	(11,011)	28,146	(2,840)
Income taxes payable	418	1,592	673	(9,294)

15,794	2,716	42,619	(14,281)

CASH PROVIDED BY OPERATING ACTIVITIES	39,728	24,781	93,925	34,096

FINANCING ACTIVITIES
Increase (decrease) in long-term debt	(15,119)	6,869	237,746	185,174
Balance of sale and other amounts payable	(808)	(27,759)	20,980	1,636
Issuance of capital stock	1,655	2,739	3,179	7,515
Repurchase of capital stock	-	-	-	(129)
Increase (decrease) in bank indebtedness	180	(8,096)	1,260	(7,530)

CASH PROVIDED BY (USED) IN FINANCING ACTIVITIES	(14,092)	(26,247)	263,165	186,666

INVESTING ACTIVITIES
Acquisition of subsidiary companies	-	-	(320,530)	(247,198)
Cash acquired	-	-	3,734	7,207

	-	-	(316,796)	(239,991)
Additions to capital assets – net	(8,701)	(6,847)	(16,690)	(9,846)
Deferred charges	(1,824)	(1,707)	(6,877)	(4,245)
Intangible assets	(2,302)	-	(2,601)	(245)

CASH USED IN INVESTING ACTIVITIES	(12,827)	(8,554)	(342,964)	(254,327)

Effect of exchange rate change on cash	(246)	(1,141)	(928)	(1,069)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,563	(11,161)	13,198	(34,634)
Cash and cash equivalents,
beginning of period	14,512	30,977	13,877	54,450

CASH AND CASH EQUIVALENTS, END OF PERIOD	27,075	19,816	27,075	19,816

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $

Six months ended
June 30, 2004 (unaudited)	June 30, 2003 (unaudited)

BALANCE, BEGINNING OF PERIOD	287,583	212,660

Net income	37,706	35,510

Premium paid on purchase of shares	-	(103)

BALANCE, END OF PERIOD	325,289	248,067

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President, Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Chief Financial Officer, Secretary

August 4, 2004